EXHIBIT 99.12
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                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


                                                                     May 8, 2003

                      VIKING ENERGY ROYALTY TRUST ANNOUNCES
                       $44,100,000 OFFERING OF TRUST UNITS

CALGARY - Viking Energy Royalty Trust ("Viking") announces that it has entered into an agreement to sell, to a syndicate of underwriters led by Scotia Capital and including CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., and TD Securities Inc., 7,000,000 Trust Units at $6.30 per trust unit to raise gross proceeds of $44,100,000 on a bought-deal basis. Viking has granted the underwriters an option, exercisable in whole or in part, to purchase up to an additional 1,000,000 Trust Units at the same offering price up to 48 hours before closing. If the underwriters' option is exercised in full, the total gross proceeds raised will be $50,400,000. The issue will be offered in all provinces of Canada. Closing is expected to occur on or about May 29, 2003.

Net proceeds from the issue will be used to repay outstanding indebtedness incurred through a $24 million acquisition of oil and gas properties in a new core area, to fund its capital expenditure program and for future acquisitions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any State in which such offer would be unlawful. The trust units offered will not and have not been registered under the United States Security Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Viking Energy Royalty Trust is an open-ended investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the trust units who receive monthly distributions of cash flow from the income. Trust units are traded on the Toronto Stock Exchange under the symbol "VKR.UN".

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

A. Kirk Purdy                           or      Wayne King
President and Chief Executive Officer           Executive Vice-President and
                                                Chief Financial Officer

Viking Energy Royalty Trust
Suite 400 Calgary Place
330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4

Ph:        (403) 268-3175
Email:     vikingin@viking-roy.com
Internet:  www.vikingenergy.com